UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

_____________

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities and Exchange Act of 1934

For October 2, 2015

Commission file number: 1-13.396

Transportadora de Gas del Sur S.A.

Don Bosco 3672, Fifth Floor

1206 Capital Federal

Argentina

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  X  Form 40-F

Indicate by check mark if registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __

Indicate by check mark if registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to the Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

October 2, 2015.

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

Ref. Transportadora de Gas del Sur S.A. (“TGS”)

Dear Sirs,

The purpose hereof is to inform -pursuant to the requirements of the regulations under the United States Securities and Exchange Act- that, following the fulfillment of the conditions set forth in the loan agreement entered into by and between TGS and Pampa Energía S.A. (“Pampa”) on October 6, 2011 (the “Loan”), on September 30, 2015 TGS’ Board of Directors resolved to acquire the rights and obligations assigned to Pampa by virtue of the arbitration proceeding filed by Enron Corp. and Ponderosa Assets Llp against the Argentine Republic in The International Centre for Settlement of Investment Disputes (the “Rights”).

The provisions set forth in the Loan for the settlement of the full amount consist in the tariff increase set forth by the Transitory Agreement ratified by Government Decree no. 1918/09 coming into effect.

The Rights shall be granted by Pampa to a trust, of which TGS shall be the beneficiary. The trust shall be established for TGS to comply with all requisites in order to move forward in the renegotiation process of the license pursuant to the provision of the Integral Renegotiation Agreement outlined.

Full settlement of the principal and interests of the Loan, which -as of September 30, 2015- amount to approximately AR$ 322,000,000, shall be recognized in the 2015 statement of income.

Sincerely,

Adrián Hubert

Attorney in Fact

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Transportadora de Gas del Sur S.A.

By:	/s/Gonzalo Castro Olivera
	Name:	Gonzalo Castro Olivera
	Title:	Chief Financial Officer

By:	/s/Nicolás M. Mordeglia
	Name:	Nicolás M. Mordeglia
	Title:	Legal and Regulatory Affairs Vice President

Date: October 2, 2015